NPQ Holdings Limited

61 Ubi Road 1 #04-10 Oxley Bizhub

Singapore 408727

October 14, 2016

Stephen Krikorian

Accounting Branch Chief

Office of Information Technology and Services

United States Securities and Exchange Commission

Washington, DC 20549

Re:	NPQ Holdings Limited
Amendment No. 1 to
Registration Statement on Form S-1
Filed July 14, 2016
File No. 333-212517

Dear Sir:

Amendment No. 1 to Registration Statement on Form S-1

Facing Page 1.

Comment 1. Please disclose the information required on the facing page of your Form S-1 for your agent for service of process.

Response 1. The Registration Statement has been revised accordingly.

Cover Page 2.

Comment 2. We note your disclosure on page 30 that you are a shell company. Please disclose this status on the cover page.

Response 2. We have disclosed the following on the Cover Page: “We are a “shell company.” Pursuant to Rule 144 of the Securities Act of 1933, as amended (“Rule 144”), a “shell company” is defined as a company that has no or nominal operations; and, either no or nominal assets; assets consisting solely of cash and cash equivalents; or assets consisting of any amount of cash and cash equivalents and nominal other assets.”

Comment 3. You state that you intend to seek quotation of your common stock on the OTC Bulletin Board after this registration statement becomes effective. You disclose on page 33, however, that you intend to seek quotation on the OTCQB market. Please reconcile.

Response 3. The Registration Statement has been changed to reference the OTCQB rather than OTC Bulletin Board.

Comment 4. You disclose that your officers and directors have not acted as promoters. Please reconcile this statement with your disclosure on pages 33 and 63. We also note your disclosure in Note 3 on page F-9 that the founders of your company include Mr. Lim and Mr. Liew Siow Gian Patrick. Refer to Rule 405 of the Securities Act of 1933.

Response 4. The Registration Statement has been changed to state the following: “Our Officers and Directors may be considered promoters of the Company due to their participation in and management of the business since our incorporation.”

Prospectus Summary, page 3

Comment 5. We note that your summary substantially repeats the disclosures in your Business section. Please revise to briefly describe the most significant aspects of the offering, including the nature of your proposed business, the status of its development, and any material obstacles or uncertainties that may preclude completion of product development and ultimate achievement of your business plan.

Response 5. The Registration Statement has been revised accordingly.

Comment 6. Please disclose in your summary that you have received a going concern opinion from your auditor. Also, disclose your net loss and accumulated deficit for the latest available period.

Response 6. The Registration Statement has been changed to add a “going concern” paragraph to Page 3.

Risk Factors, page 16

Comment 7. The second and third sentences in the introductory paragraph suggest that the risk factor disclosure is not complete because you may not be disclosing all material risks. Please revise or remove this language and disclose all material risks.

Response 7. The Registration Statement has been revised accordingly.

Comment 8. We note that a number of your risk factors are inconsistent with your disclosures that you currently are in a stage of development and do not generate revenue. For example and without limitation, the second risk factor on page 20 indicates that you are generating revenue; the first risk factor on page 21 indicates that you have customers; and the second risk factor on page 21 indicates that the fourth quarter of the calendar year is your best quarter for sales. Please revise throughout to eliminate any suggestion that your business is fully operative.

Response 8. The Registration Statement has been revised accordingly to reflect “future customers” and to state that we currently have no customers or revenue.

“Going concern,” page 16

Comment 9. Please revise the heading to adequately describe the risk that follows and its effect on our business. Similarly revise other risk factor headings that are vague or generic in that they do not adequately describe the risk that follows or its effect.

Response 9. The Registration Statement has been revised accordingly.

“As a development stage company, an investment in our company . . . ,” page 26

Comment 10. We note your statement that you will spend approximately $30,000 to comply with the reporting requirements of the Securities Exchange Act of 1934 for the 12 months following effectiveness of this registration statement. Please reconcile with your disclosure in the Use of Proceeds and MD&A sections where you indicate that the annual expense will be approximately $25,000 and $50,000, respectively.

Response 10. The Registration Statement has been changed to reflect the estimated $50,000 consistently.

“We are an ‘emerging growth company’ and intend to take advantage . . . ,” page 28

Comment 11. Please clarify the extent to which these reduced requirements will continue to be available to you as long as you remain a smaller reporting company. Also, update your disclosure in the last paragraph of page 28 with regard to the status of pay ratio disclosure requirement.

Response 11. The Registration Statement has been updated accordingly.

“We may be exposed to potential risks resulting from requirements . . . ,” page 31

Comment 12. Please note that under Instruction 1 to Item 308 of Regulation S-K, management’s report is not required until your second annual report after becoming a reporting company. In this regard, you also refer to the auditor attestation requirement in the third risk factor on page 37. Item 308(b) is inapplicable to an emerging growth company or smaller reporting company. Please revise.

Response 12. The Registration Statement has been revised accordingly.

“We will incur ongoing costs and expenses for SEC reporting and compliance . . . ,” page 33

Comment 13. You state that you will be subject to the reporting requirements of the Securities Exchange Act of 1934. In this regard, we note your disclosure in the second risk factor on page 31 and elsewhere that you will file proxy statements. Please confirm that you intend to file a Form 8-A to register your common stock under Section 12 of the Exchange Act. If not, revise to clarify your reporting obligations if you are only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. To this end, explain the effect on investors of the automatic suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Response 13. The Registration Statement has been updated to include the Company’s intention to file a Form 8-A to register your common stock under Section 12 of the Exchange Act on Page 31.

Description of Our Business, page 45

Comment 14. You disclose information regarding the F&B industry in Singapore on pages 12 and 13. Please provide us with support for this information and confirm that it represents the latest available data.

Response 14. The Registration Statement has been revised accordingly.

Emerging Growth Company Status, page 45

Comment 15. We note your disclosure that you will use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Jumpstart Our Business Startups Act. On page 66, however, you have elected to irrevocably forgo such extension pursuant to Section 107. Please reconcile.

Response 15. The Registration Statement has been revised to remove the statement on Page 66.

Business Strategy, page 49

Comment 16. Please expand your disclosure in the third paragraph to provide a timeline for the various steps you must complete prior to generating revenues. Also, clarify what you mean by “expected funding profile” and how the amount of money you raise will affect your anticipated timing.

Response 16. The registration Statement has been revised accordingly.

Employees, page 56

Comment 17. You disclose that Mr. Liew Siow Gian Patrick is an employee when your other disclosures suggest that he is a non-employee director. Please revise or advise.

Response 17. The Registration Statement has been revised to include the words “and Directors” on Page 60, as follows: “We have no significant employees other than the executive Officers and Directors described earlier.”

Description of Property, page 56

Comment 18. Please disclose information regarding your principal offices in accordance with Item 102 of Regulation S-K.

Response 18. The Registration Statement has been updated to reflect the following on Page 56: “The Company’s executive office is located at 190 Toa Payoh Lorong 6 #02-514 Singapore 310190. The office space is provided rent free by the Company’s Director, Liew Siow Gian Patrick.”

Management, page 56

Comment 19. Please revise this section to include the dates on which Mr. Lim became an officer and director and Messrs. Liew Wan Kong Gordon and Liew Siow Gian Patrick became directors of your company.

Response 19. The Registration Statement has been updated to provide the dates under the table on Page 56.

Executive Compensation, page 61

Comment 20. We note your disclosure on page 63 that you compensated Mr. Liew Wan Kong Gordon in shares of common stock for services related to building your proprietary ad platform. Please revise the summary compensation table to disclose this compensation in accordance with Item 402(n) of Regulation S-K, or advise.

Response 20. The registration Statement has been revised accordingly.

Certain Relationships and Related Transactions, page 62

Comment 21. You disclose that Greenpro Venture Capital Limited provided you with professional services and is owned by your “major shareholder.” Please identify the shareholder who owns this entity and briefly describe the professional services that were rendered pursuant to Item 404(a) of Regulation S-K.

Response 21. The Registration Statement has been revised accordingly.

Comment 22. Please disclose the transaction in which you acquired your wholly-owned subsidiary, NPQ Global Limited, from Mr. Lim or tell us why you believe that disclosure is not required. Refer to Item 404(c)(1) of Regulation S-K.

Response 22. The Registration Statement has been revised to include the following statement on Page 62, which was already shown on Page 67: “On January 2, 2016, we acquired 100% of the common stock of NPQ Global Limited, a non-operating company with no assets or liabilities, from Lim Wee Lee, the controlling shareholder of NPQ Holdings Limited. The consideration was $1.00 in form of cash. NPQ Global Limited is now our wholly owned subsidiary which shares our exact business plan of which we operate through exclusively at this time.”

Security Ownership of Certain Beneficial Owners and Management, page 63

Comment 23. We note your disclosure on page 41 that Mr. See Kok Chong and Greenpro Venture Capital Limited own 30.86% and 19.29% of your common stock, respectively. Please revise to disclose their beneficial ownership pursuant to Item 403(a) of Regulation S-K.

Response 23. The Registration Statement has been revised accordingly to include a new table and paragraph on Page 63.

Management’s Discussion and Analysis Liquidity and Capital Resources, page 68

Comment 24. Please revise this section to clearly indicate the minimum period of time that you will be able to conduct planned operations using currently-available capital and the minimum additional capital expected to be necessary to fund planned operations for a 12-month period.

Response 24. The Registration Statement has been revised to include this statement on Page 68: “The Company expects its current capital resources to meet our basic operating requirements for approximately nine months and we expect to raise a minimum additional $500,000 (25% of this offering) to fund planned operations for a 12-month period.”

Exhibits, page II-2

Comment 25. Please file the form of subscription agreement that you will require investors in the offering to execute. We note your disclosure on page 43.

Response 25. The Registration Statement has been updated to include the Form of Subscription Agreement as Exhibit 10.1.

Undertakings, page II-3

Comment 26. We note that your undertakings include citations to Rule 383(b). Please revise to cite to Rule 424(b).

Response 26. The Registration Statement has been revised accordingly.

Sincerely,

NPQ HOLDINGS LIMITED

/s/ Lim Wee Lee

Lim Wee Lee
Chief Executive Officer